Exhibit 99.2

To: Employees

From: Jennifer Hyman

Subject: Important Update

Hi team,

I wanted to make sure you all saw the important news about a significant recapitalization plan we just announced that will allow us to continue the business transformation we’ve been executing on for the past several years. The press release can be viewed here [LINK].

In simple terms, with this recapitalization, our company will be in a much healthier financial position. As part of the plan, we’ll convert a significant portion of existing debt into company shares, reducing our total debt from over $340 million to $120 million. The debt will now mature in 2029 instead of 2026, giving us years of additional runway and opportunity for growth. Additionally, we’ll bring in $20 million of new cash to fund our operations and growth and will also offer current shareholders (employees included) the option to purchase additional shares at a discount. We will remain a public company, trading on NASDAQ.

This is a strategic move that strengthens our balance sheet and gives us much more financial stability and runway to execute the vision for RTR. With less debt burden and more cash, we can focus on growing the business.

For all of you, this will not change your day to day. The most important thing you can do is to continue to be laser focused on delivering on our OKRs and serving our customers.

We’ll be hosting All Hands today at 10 AM ET where we will answer any questions. The calendar invite will follow shortly.

This is very positive news for our company's future. Thank you for your continued hard work and dedication to RTR. Onward!

Jenn

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Important Information for Stockholders

The recapitalization transaction will be submitted to RTR's stockholders for their consideration, and the company will file a proxy statement with the Securities and Exchange Commission (the "SEC") to be used to solicit stockholder approval of the transaction, as well as other relevant documents concerning the transaction. The company's stockholders are urged to read the proxy statement regarding the transaction when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. The proxy statement, as well as other filings containing information about the company, will be available on the SEC's website at http://www.sec.gov. Copies of the proxy statement and any documents incorporated by reference therein will also be provided to the company's stockholders, without charge, by directing a request to: Rent the Runway, Inc., 10 Jay Street, Brooklyn, New York 11201, Attention: Corporate Secretary, or investors@renttherunway.com.

Participants in the Solicitation

The company and its directors, executive officers and other members of its management and employees may be deemed to be participants in the solicitation of proxies from the company's stockholders in favor of the transaction. Information concerning persons who may be deemed participants in the solicitation of the company's stockholders under the rules of the SEC will be set forth in the proxy statement when it is filed with the SEC.